82-3936

Phoenix Canada Oil Company Limited

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

RECEIVED
2008 NOV -3 A 11:23

PRESS RELEASE

SUPPL

FOR IMMEDIATE RELEASE:

SUBJECT: **Phoenix Plans Open Market Share Purchases**

Toronto: 23 October 2008 -- **Phoenix Canada Oil Company Limited, (TSXV: PCO & OTC BB: PHXCF)** says that the TSX Venture Exchange has accepted notice of the Company's intention to make a Normal Course Issuer Bid over the year starting 28 October 2008 to buy up to 250,000 of its shares on the open market, representing about 4.9% of its 5,065,994 common shares currently outstanding.

PROCESSED
NOV 06 2008
THOMSON REUTERS

Phoenix says that the aggregate of the Company's free cash position, cash equivalents and other operating assets establish that its shares are currently undervalued in the market. Accordingly, the proposed share buy-back is considered an appropriate use of Company funds in the Shareholder's interest.

Phoenix says that it is informed that no insiders, including its Directors and Officers, or their affiliates or associates, intend to sell any shares under the buy-back proposal.

The designated Member Firm in respect of purchases under the Company's Bid is Jones, Gable & Company Limited.

Share purchases will be made at the discretion of Management from the Company's free cash working capital position. The purchased shares will be returned to the Company's Treasury for cancellation.

Phoenix Canada Oil has a leading role in the future "Hydrogen Economy" -- after the milestone grant of U.S. Patent 7,122,171 in October 2006. Phoenix holds worldwide exclusively for the innovative, proprietary hydrogen gas generation technology held by its U.S. subsidiary -- Phoenix International Energy Inc. The Phoenix position is secured through a long term Technology License Agreement with a major U.S. research university under which the intellectual property rights are maintained for a period of 20 years beyond the 17-year life of the last patent issued under the accord. Phoenix says that the U.S. Patent issue confirms that the patent examination process has disclosed no "prior art" that conflicts with the proprietary "foundation" technology covering the solar light-powered generation of hydrogen gas from an ordinary water feedstock.

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For further information -- Contact:

S. Donald Moore, President

T. 416-368-4440 & E. phoenix@atlantor.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this release.

dlw 11/13

08005701

END